GLOBAL MED TECHNOLOGIES, INC.
12600 West Colfax, Suite C-240
Lakewood, Colorado 80215
(303) 238-2000

May 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Global Med Technologies, Inc. Request for Acceleration of Registration Statement on Form S-1 File No. 333-123378

Ladies and Gentlemen:

     Global Med Technologies, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-123378), filed on March 16, 2005 to 10:00 am on May 13, 2005, or as soon thereafter as practicable.

     Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at (305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.

Sincerely, /s/ Michael I. Ruxin Dr. Michael I. Ruxin Chief Executive Officer